SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

MAXWELL SHOE COMPANY INC.

(Name of Subject Company)

MAXWELL SHOE COMPANY INC.

(Name of Person Filing Statement)

Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

577766108

(CUSIP Number of Class of Securities)

Mark J. Cocozza

Chairman and Chief Executive Officer

Maxwell Shoe Company Inc.

101 Sprague Street, P.O. Box 37, Readville (Boston), MA 02137-0037

(617) 364-5090

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

Jonathan K. Layne, Esq. Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, CA 90067-3026 (310) 552-8500	Dennis J. Friedman, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 (212) 351-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Items 3, 4 and 7 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Maxwell Shoe Company Inc. (the “Company”) on March 29, 2004 and subsequently amended on April 1, 2004, April 8, 2004, April 12, 2004, April 19, 2004, April 20, 2004, May 17, 2004, May 19, 2004, May 20, 2004, May 26, 2004, May 28, 2004 and June 7, 2004 and to add additional Exhibits to Item 9 and revise the Exhibit Index accordingly.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 is hereby amended and supplemented by adding the following new section after the last paragraph under Item 3:

Agreements between the Company and Jones

On June 8, 2004, the Company entered into a confidentiality agreement with Jones. A copy of the confidentiality agreement is filed as Exhibit (e)(8) hereto, and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

Item 4 is hereby amended and supplemented by adding the following three new paragraphs after the last paragraph in the section entitled “Background” under Item 4(b):

On June 7, 2004, Mr. Boneparth called Mr. Cocozza and indicated that Jones was interested in entering into discussions with the Company. Also on June 7, 2004, representatives of Lehman Brothers contacted representatives of Bear Stearns, Jones’s financial advisor, to discuss the process for initiating discussions between the Company and Jones.

On June 8, 2004, the Company entered into a confidentiality agreement with Jones, and representatives of Lehman Brothers met with representatives of Bear Stearns to explore whether Jones is prepared to increase its Revised Offer to a level that fully reflects the value of the Company and to exchange certain financial information. The Company expects that there may be further discussions with Jones and its representatives regarding these matters.

With respect to potential discussions with Jones, the Company does not intend to provide an update on the status of such discussions until such time as a definitive agreement has been reached with Jones. There can be no assurance that any discussions will lead to an agreement or transaction, and if the Company is unable to reach agreement with Jones on price, it will continue enhancing stockholder value through all appropriate means, which potentially would include stock repurchases or an extraordinary dividend. In addition, the Company will continue to seek additional brands to license and otherwise act responsibly to protect the interests of the Company’s stockholders and ensure that stockholders receive full value for their investment.

Item 7.	Purposes of the Transaction and Plans or Proposals

The information disclosed above in this amendment under Items 3 and 4 is hereby incorporated by reference into Item 7.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Press Release issued by Maxwell Shoe Company Inc. on March 29, 2004 (1)

(a)(2)	Letter, dated March 29, 2004 to Maxwell Shoe Company Inc.’s stockholders (1)

(a)(3)	Letter, dated March 30, 2004 to Maxwell Shoe Company Inc.’s employees (1)

(a)(4)	Press Release issued by Maxwell Shoe Company Inc. on April 1, 2004 (2)

(a)(5)	Complaint filed by Maxwell Shoe Company Inc. on April 1, 2004 in the United States District Court for the District of Massachusetts (2)

Exhibit No.	Document

(a)(6)	Script from a portion of the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(7)	Slides from the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(8)	Press Release issued by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(9)	Press Release issued by Maxwell Shoe Company Inc. on April 19, 2004 (4)

(a)(10)	Amended Complaint filed by Maxwell Shoe Company Inc. on April 15, 2004 in the United States District Court for the District of Massachusetts (4)

(a)(11)	Stipulation of Dismissal between MSC Acquisition Corp. and Maxwell Shoe Company Inc., dated April 20, 2004 (5)

(a)(12)	Stipulation Regarding Dismissal of Claims among Jones Apparel Group, Inc., MSC Acquisition Corp., and Maxwell Shoe Company Inc., dated April 20, 2004 (5)

(a)(13)	Press Release issued by Maxwell Shoe Company Inc. on April 20, 2004 (5)

(a)(14)	Press Release issued by Maxwell Shoe Company Inc. on May 17, 2004 (6)

(a)(15)	Press Release issued by Maxwell Shoe Company Inc. on May 19, 2004 (7)

(a)(16)	Press Release issued by Maxwell Shoe Company Inc. on May 20, 2004 (8)

(a)(17)	Press Release issued by Maxwell Shoe Company Inc. on May 26, 2004 (9)

(a)(18)	Press Release issued by Maxwell Shoe Company Inc. on May 27, 2004 (10)

(a)(19)	Press Release issued by Maxwell Shoe Company Inc. on June 7, 2004 (11)

(a)(20)	Letter, dated June 7, 2004 to Maxwell Shoe Company Inc.’s stockholders (11)

(e)(1)	Excerpts from Maxwell Shoe Company Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2003 (1)

(e)(2)	Excerpts from Maxwell Shoe Company’s Definitive Proxy Statement, dated as of February 27, 2004, relating to the 2004 Annual Meeting of Stockholders (1)

(e)(3)	Amendment No. 2 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and Mark J. Cocozza (1)

(e)(4)	Amendment No. 1 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and James J. Tinagero (1)

(e)(5)	Maxwell Shoe Company Inc. Management Retention Plan (1)

(e)(6)	Agreement, dated as of July 9, 1999 between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 10.21 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2001 (portions of the Exhibit have been omitted pursuant to a request for confidential treatment)) (1)

(e)(7)	Amendment to Agreement between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. dated March 19, 2002 (incorporated by reference to Exhibit 10.18 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2002) (1)

(e)(8)	Confidentiality Agreement, dated as of June 8, 2004 between Maxwell Shoe Company Inc. and Jones Apparel Group, Inc.

Exhibit No.	Document

(g)	Not applicable

(1)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 29, 2004.
(2)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 1, 2004.
(3)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 2 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 8, 2004.
(4)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 4 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 19, 2004.
(5)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 5 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 20, 2004.
(6)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 6 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 17, 2004.
(7)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 7 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 19, 2004.
(8)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 8 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 20, 2004.
(9)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 9 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 26, 2004.
(10)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 10 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 28, 2004.
(11)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 11 to Schedule 14D-9 filed with the Securities and Exchange Commission on June 7, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MAXWELL SHOE COMPANY INC.

Date: June 9, 2004	By:	/s/ Mark J. Cocozza
	Title:	Mark J. Cocozza Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)	Press Release issued by Maxwell Shoe Company Inc. on March 29, 2004 (1)

(a)(2)	Letter, dated March 29, 2004 to Maxwell Shoe Company Inc.’s stockholders (1)

(a)(3)	Letter, dated March 30, 2004 to Maxwell Shoe Company Inc.’s employees (1)

(a)(4)	Press Release issued by Maxwell Shoe Company Inc. on April 1, 2004 (2)

(a)(5)	Complaint filed by Maxwell Shoe Company Inc. on April 1, 2004 in the United States District Court for the District of Massachusetts (2)

(a)(6)	Script from a portion of the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(7)	Slides from the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(8)	Press Release issued by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a)(9)	Press Release issued by Maxwell Shoe Company Inc. on April 19, 2004 (4)

(a)(10)	Amended Complaint filed by Maxwell Shoe Company Inc. on April 15, 2004 in the United States District Court for the District of Massachusetts (4)

(a)(11)	Stipulation of Dismissal between MSC Acquisition Corp. and Maxwell Shoe Company Inc., dated April 20, 2004 (5)

(a)(12)	Stipulation Regarding Dismissal of Claims among Jones Apparel Group, Inc., MSC Acquisition Corp., and Maxwell Shoe Company Inc., dated April 20, 2004 (5)

(a)(13)	Press Release issued by Maxwell Shoe Company Inc. on April 20, 2004 (5)

(a)(14)	Press Release issued by Maxwell Shoe Company Inc. on May 17, 2004 (6)

(a)(15)	Press Release issued by Maxwell Shoe Company Inc. on May 19, 2004 (7)

(a)(16)	Press Release issued by Maxwell Shoe Company Inc. on May 20, 2004 (8)

(a)(17)	Press Release issued by Maxwell Shoe Company Inc. on May 26, 2004 (9)

(a)(18)	Press Release issued by Maxwell Shoe Company Inc. on May 27, 2004 (10)

(a)(19)	Press Release issued by Maxwell Shoe Company Inc. on June 7, 2004 (11)

(a)(20)	Letter, dated June 7, 2004 to Maxwell Shoe Company Inc.’s stockholders (11)

(e)(1)	Excerpts from Maxwell Shoe Company Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2003 (1)

(e)(2)	Excerpts from Maxwell Shoe Company’s Definitive Proxy Statement, dated as of February 27, 2004, relating to the 2004 Annual Meeting of Stockholders (1)

Exhibit No.	Document

(e)(3)	Amendment No. 2 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and Mark J. Cocozza (1)

(e)(4)	Amendment No. 1 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and James J. Tinagero (1)

(e)(5)	Maxwell Shoe Company Inc. Management Retention Plan (1)

(e)(6)	Agreement, dated as of July 9, 1999 between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 10.21 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2001 (portions of the Exhibit have been omitted pursuant to a request for confidential treatment)) (1)

(e)(7)	Amendment to Agreement between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. dated March 19, 2002 (incorporated by reference to Exhibit 10.18 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2002) (1)

(e)(8)	Confidentiality Agreement, dated as of June 8, 2004 between Maxwell Shoe Company Inc. and Jones Apparel Group, Inc.

(g)	Not applicable

(1)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 29, 2004.
(2)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 1, 2004.
(3)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 2 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 8, 2004.
(4)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 4 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 19, 2004.
(5)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 5 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 20, 2004.
(6)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 6 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 17, 2004.
(7)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 7 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 19, 2004.
(8)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 8 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 20, 2004.
(9)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 9 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 26, 2004.
(10)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 10 to Schedule 14D-9 filed with the Securities and Exchange Commission on May 28, 2004.
(11)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 11 to Schedule 14D-9 filed with the Securities and Exchange Commission on June 7, 2004.